SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For February 24, 2015
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ/MF): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

SUBSCRIBED AND PAID-IN CAPITAL - R$10,000,000,000.00

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING

HELD ON FEBRUARY 13, 2015

DATE, TIME AND VENUE: On February 13, 2015, at 11:00 a.m., at the Company’s headquarters, at Rua Costa Carvalho, nº 300, in this capital city.

CALL NOTICE: The Call Notice was published in the January 15, 16 and 17, 2015 editions of the “Diário Oficial do Estado de São Paulo”, and “Valor Econômico” newspapers.

ATTENDANCE: Shareholders representing more than two thirds of the capital stock, as per the signatures in the Shareholders’ Attendance Book.

The other people present included: Jerônimo Antunes, Board Member and Coordinator of the Audit Committee, Angela Beatriz Airoldi, Manager of the Investor Information Department, John Emerson Silva, Management Analyst of the Investor Information Department, and Beatriz Helena de Almeida and Silva Lorenzi, lawyer of the Legal Superintendence.

PRESIDING BOARD: Chairman: Jerônimo Antunes. Secretaries: Marli Soares da Costa and Marialve de Sousa Martins.

INFORMATION: The management proposal and other related documents were made available to the shareholders at the Company’s headquarters and on its website, as well as on the websites of the Brazilian Securities and Exchange Commission (CVM) and the BM&FBOVESPA.

AGENDA: I. The election of the Company’s CEO as a member of the Board of Directors for the remaining of 2014-2016 term of office, in accordance with paragraph 1 of article 8 of the Bylaws.

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CLARIFICATIONS: 1) The matters were appreciated by the State Capital Defense Council (CODEC), referring to State Finance Department Procedure 12091-115458/2015, whose voting intention presented by the representative of the shareholder Fazenda do Estado is included in the CODEC Report 022/2015, of February 10, 2015.

RESOLUTIONS:

The Chairman of the Board discussed item I of the agenda, the election of the Company’s CEO as a member of the Board of Directors for the remaining of the 2014-2016 term of office, in accordance with paragraph 1 of article 8 of the Bylaws. The representative of the shareholder Fazenda do Estado, Cristina Margarete Wagner Mastrobuono, based on Codec Report 022/2015, appointed to compose the Board of Directors, for the remaining of the two-year term of office, ending in April/2016, Mr. JERSON KELMAN, Brazilian, married, civil engineer, identification document (RG): 2.110.741 IFP/RJ, and individual taxpayer ID (CPF): 155.082.937-87, domiciled in this Capital, at Rua Costa Carvalho nº 300, Pinheiros. After being submitted to a vote by the Chairman the proposal of the shareholder Fazenda do Estado which, after registering absences and contrary votes, was approved by the majority of votes.

The Board of Directors elected herein will exercise its duties in accordance with the Company’s Bylaws, with a unified term of office until the shareholders’ meeting which approves the accounts for the fiscal year ended on December 31, 2015, pursuant to the head paragraph of article 140 of Federal Law 6404/76, and members’ compensation will be established in accordance with CODEC Report 001/2007, with payment of said compensation conditioned to compliance with CODEC Report 116/2004. Board members will also be entitled to a gratification pro rata temporis, to be paid in December, pursuant to article 4 of CODEC Resolution 001/91.

The members elected herein shall take office in compliance with the requirements and procedures of Brazilian Corporation Law and other applicable legal provisions, including those related to the filing of the Statement of Property, which should comply with applicable state regulations, and the signature of The Declaration of Inexistence of Legal Impediments as well as the Statement of Consent, provided for in the Listing Regulations  of the Novo Mercado Segment of the São Paulo Stock Exchange.

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In view of the abovementioned resolution, the Board of Directors shall be composed as follows: Chairman: Benedito Pinto Ferreira Braga Junior. Board Members: Alberto Goldman, Claudia Polto da Cunha, Francisco Vidal Luna, Jerônimo Antunes, Jerson Kelman, Reinaldo Guerreiro, Sidnei Franco da Rocha, Walter Tesch and Luís Eduardo Assis.

CLOSURE AND SIGNATURE OF THE MINUTES: There being no further business on the agenda, the Chairman of the Board thanked the shareholders for their attendance and the Extraordinary Shareholders’ Meeting was adjourned for these minutes to be drawn up, read, approved and signed by the Chairman, the Secretaries of the Meeting and the attending shareholders, who comprise the quorum necessary for the resolutions to be made.

DOCUMENTS FILED at the Company's Secretariat - PPS. The proxy instruments of the representatives of the shareholders’ listed below were filed at the Company’s headquarters, accompanied by the votes duly numbered and initialed and other documents mentioned.

São Paulo, February 13, 2015.

JERÔNIMO ANTUNES
Chairman
CRISTINA MARGARETE W. MASTROBUONO (representative of the shareholder Fazenda do Estado)

MARLI SOARES DA COSTA Secretary	MARIALVE DE SOUSA MARTINS
Secretary

CAMILA PUPO PALOMARES (representative of the shareholder The Bank Of New York Mellon-ADR department)	PAULO ROBERTO B. BRANDÃO (representative of the shareholders Banco Santander Brasil S.A.) CPR GLOBAL INFRASTRUCURES

PAULO ROBERTO B. BRANDÃO

(representative of the shareholders Itaú Unibanco S.A.)

AMUNDI FUNDS

ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED

ARROWSTREET EAFE ALPHA EXTENSION FUND II

ARROWSTREET GLOBAL ALPHA EXTENSION FUND I

ARROWSTREET US GROUP TRUST

HFR HE LAZARD GLOBAL HEXAGON MASTER TRUST

LAZARD GLOBAL HEXAGON MASTER F LP

PAULO ROBERTO B. BRANDÃO

representative of the shareholders Citibank N.A)

USAA EMERGING MARKETS FUND

FIDELITY LATIN AMERICA FUND

CALIFORNIA PUBLIC EMPLOYEES´ RETIREMENT SYSTEM

CALIFORNIA PUBLIC EMPLOYEES´ RETIREMENT SYSTEM

CALIFORNIA PUBLIC EMPLOYEES´ RETIREMENT SYSTEM

CALIFORNIA PUBLIC EMPLOYEES´ RETIREMENT SYSTEM

ASCENSION HEALTH MASTER PENSION TRUST

STATE OF OREGON

STATE OF OREGON

ADVISORS INNER CIRCLE FUND - ACADIAN EMERGING MARKETS PORTFOLIO

AGF INVESTMENTS INC

CIBC EMERGING MARKETS INDEX FUND

GMO MEAN REVERSION FUND(ONSHORE), A SERIES OF GMO MASTER PORTFOLIOS(ONSHORE), L.P.

HC CAPITAL TRUST THE INTERNATIONAL EQUITY PORTFOLIO

IBM 401(K) PLUS PLAN

BNY MELLON FUNDS TRUST - BNY MELLON EMERGING MARKETS FUND

NORGES BANK

PUBLIC EMPLOYEES RETIREMENT SYSTEM OF MISSISSIPPI

SOUTHERN CA EDISON CO NUCLEAR FAC QUAL CPUC DECOM M T FOR SAN ONOFRE AND PALO VERDE NUC GEN STATION

STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS

STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS

TEACHER RETIREMENT SYSTEM OF TEXAS

THE MONETARY AUTHORITY OF SINGAPORE

THE MONETARY AUTHORITY OF SINGAPORE

THE MONETARY AUTHORITY OF SINGAPORE

ACADIAN EMERGING MARKETS EQUITY FUND

AMERICAN AIRLINES,INC.MASTER FIXED BENEFIT PENSION TRUST

BELL ATLANTIC MASTER TRUST

SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC

CAISSE DE DEPOT ET PLACEMENT DU QUEBEC

JOHN DEERE PENSION TRUST

LOUISIANA STATE EMPLOYEES RETIREMENT SYSTEM

OMERS ADMINISTRATION CORPORATION

PENSION FUND OF THE CHRISTIAN CHURCH (DISCIPLES OF CHRIST)

PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO

RAYTHEON COMPANY MASTER TRUST

STATE OF ALASKA RETIREMENT AND BENEFIT PLANS

STATE OF WINSCONSIN INVESTMENT BOARD MASTER TRUST

THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM

THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD

WEST VIRGINIA INVESTMENT MANAGEMENT BOARD

WASHINGTON STATE INVESTMENT BOARD

DTE VEBA MASTER TRUST

ALLIANCEBERNSTEIN TAX-MANAGED BALANCED WEALTH STRATEGY

ALLIANCEBERNSTEIN TAX-MANAGED WEALTH APPRECIATION STRATEGY

LEGG MASON GLOBAL FUNDS, P.L.C.

SCHOOL EMPLOYEES RETIREMENT SYSTEM OF OHIO

SCHOOL EMPLOYEES RETIREMENT SYSTEM OF OHIO

VEBA PARTNERSHIP N L.P.

EMPLOYEES RETIREMENT SYSTEM OF THE CITY MILWAUKEE

GMO FUNDS PLC

ILLINOIS STATE BOARD OF INVESTMENT

TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS

NAV CANADA PENSION PLAN

BRANDES CANADA INTERNATIONAL EQUITY UNIT TRUST

THE ILLINOIS MUNICIPAL EMPLOYEES RETIREMENT FUND

THE PFIZER MASTER TRUST

EVANGELICAL LUTHERAN CHURCH IN AMERICA BOARD OF PENSIONS

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX TRUST B

NTGI - QUANTITATIVE MANAGEMENT COLLECTIVE FUNDS TRUST

ALASKA PERMANENT FUND

CITY OF NEW YORK GROUP TRUST

CITY OF NEW YORK GROUP TRUST

CITY OF NEW YORK GROUP TRUST

NORTHWEST NATURAL GAS COMPANY RETIREMENT TRUST

THE DOMESTIC AND FOREIGN MISSIONARY SOCIETY OF THE PROTESTANT EPISCOPAL CHURCH IN THE USA

THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO

THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO

THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO

VALERO ENERGY CORPORATION PENSION PLAN

WELLS FARGO ADVANTAGE DIVERSIFIED INTERNATIONAL FUND

THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP 7 EQUITY FUND

IBM DIVERSIFIED GLOBAL EQUITY FUND

ISHARES PUBLIC LIMITED COMPANY

ISHARES PUBLIC LIMITED COMPANY

ISHARES PUBLIC LIMITED COMPANY

AT&T UNION WELFARE BENEFIT TRUST

LAZARD INTERNATIONAL STRATEGIC EQUITY PORTFOLIO

DTE ENERGY COMPANY AFFILIATES EMPLOYEE BENEFIT PLANS MASTER TRUST

THE NOMURA TRUST AND BANKING CO., LTD. RE: INT. EMERGING STOCK INDEX MSCI EMERGING NO HEDGE MOTHER

ELECTRICAL WORKERS LOCAL NO.26 PENSION TRUST FUND

BRANDES INSTITUTIONAL INTERNATIONAL EQUITY FUND

ISHARES II PUBLIC LIMITED COMPANY

SPDR S&P EMERGING MARKETS ETF

BRUNEI INVESTMENT AGENCY

THE GMO EMERGING MARKETS FUND

GMO TRUST ON BEHALF OF GMO EMERGING COUNTRIES FUND

FIDELITY INVESTMENT TRUST: LATIN AMERICA FUND

VANGUARD EMERGING MARKETS STOCK INDEX FUND

VANGUARD INTERNATIONAL VALUE FUND

GMAM INVESTMENT FUNDS TRUST

HEWLETT PACKARD COMPANY TAX SAVING CAPITAL ACCUMULATION PLAN - ALLIANCE BERNSTEIN

NEW YORK STATE TEACHERS RETIREMENT SYSTEM

NEW YORK STATE TEACHERS RETIREMENT SYSTEM

ARCHDIOCESE OF PHILADELPHIA

LAY EMPLOYEES RETIREMENT PLAN OF THE ARCHDIOCESE OF PHILADELPHIA

VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS

THE TRUSTEES OF SAINT PATRICKS CATHEDRAL IN THE CITY OF NEW YORK

FUTURE FUND BOARD OF GUARDIANS

WISDOMTREE EMERGING MARKETS EQUITY INCOME FUND

NATIONAL COUNCIL FOR SOCIAL SECURITY FUND

NATIONAL COUNCIL FOR SOCIAL SECURITY FUND

NATIONAL COUNCIL FOR SOCIAL SECURITY FUND

POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO

NORTHERN TRUST INVESTMENT FUNDS PLC

PUBLIC SECTOR PENSION INVESTMENT BOARD

SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND

COLLEGE RETIREMENT EQUITIES FUND

TYCO ELECTRONICS DEFINED BENEFIT PLNS MASTER TST

EATON VANCE COLLECTIVE INVESTMENT TRUST FOR EMPLOYEE BENEFIT PLANS - EMERGING MARKETS EQUITY FUND

POWERSHARES GLOBAL WATER PORTFOLIO

THE HARTFORD ROMAN CATHOLIC DIOCESAN CORPORATION RETIREMENT PLANS MASTER TRUST

THE ARCHDIOCESE OF HARTFORD INVESTMENT TRUST

THE MASTER TRUST BANK OF JAPAN, LTD. RE: RUSSELL GLOBAL ENVIRONMENT TECHNOLOGY FUND

SOUTH DAKOTA RETIREMENT SYSTEM

VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS

MELLON BANK N.A EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN

ISHARES III PUBLIC LIMITED COMPANY

MINISTRY OF STRATEGY AND FINANCE

MINISTRY OF STRATEGY AND FINANCE

RUSSELL INSTITUTIONAL FUNDS, LLC - RUSSELL EMERGING MARKETS EQUITY PLUS FUND

ROCHE US DB PLANS MASTER TRUST

PICTET - WATER

HC CAPITAL TRUST THE INSTITUTIONAL INTERNATIONAL EQUITY PORTFOLIO

LAZARD INTERNATIONAL EQUITY SELECT PORTFOLIO

TIME WARNER CABLE PENSION PLAN MASTER TRUST

KENTUCKY RETIREMENT SYSTEMS

ACADIAN EMERGING MARKETS EQUITY II FUND, LLC

BELLSOUTH CORPORATION RFA VEBA TRUST

NUVEEN TRADEWINDS EMERGING MARKETS FUND

WSIB INVESTMENTS PUBLIC EQUITIES POOLED FUND TRUST

PICTET FUNDS S.A RE: PI(CH)-EMERGING MARKETS TRACKER

WISDOMTREE GLOBAL EQUITY INCOME FUND

ARIZONA PSPRS TRUST

KAISER PERMANENTE GROUP TRUST

FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND

SCHWAB EMERGING MARKETS EQUITY ETF

LACM EMERGING MARKETS FUND L.P.

EMERGING MARKETS PLUS SERIES OF BLACKROCK QUANTITATIVE PARTNERS, L.P.

UPS GROUP TRUST

THE BANK OF KOREA

THE BANK OF KOREA

EGSHARES BRAZIL INFRASTRUCTURE ETF

SANFORD C. BERNSTEIN FUND, INC - OVERLAY A PORTFOLIO

SANFORD C. BERNSTEIN FUND, INC - TAX-AWARE OVERLAY A PORTFOLIO

FIRST TRUST EMERGING MARKETS ALPHADEX FUND

TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND

CF DV EMERGING MARKETS STOCK INDEX FUND

LAZARD GLOBAL INVESTMENT FUNDS PUBLIC LIMITED COMPANY

PYRAMIS GLOBAL EX U.S. INDEX FUND LP

WELLS FARGO ADVANTAGE INTERNATIONAL VALUE PORTFOLIO

NATIONAL WESTMINSTER BANK PLC AS DEPOSITARY OF FIRST STATE INVESTMENTS ICVC - FIRST STATE GLOBAL LI

ISHARES VII PUBLIC LIMITED COMPANY

BRANDES INVESTMENT TRUST - BRANDES INSTITUTIONAL EMERGING MARKETS FUND

MOUNT WILSON GLOBAL FUND L.P.

GMO GLOBAL REAL RETURN (UCITS) FUND, A SUB-FUND OF GMO FUNDS PLC

FIRST TRUST BRAZIL ALPHADEX FUND

FIRST TRUST LATIN AMERICA ALPHADEX FUND

WISDOMTREE GLOBAL EX-US UTILITIES FUND

SUNSUPER POOLED SUPERANNUATION TRUST

LAZARD INTERNATIONAL STRATEGIC EQUITY (ACQ EX-U.S.) TRUST

FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS INDEX FUND

FIDELITY SALEM STREET TRUST: SPARTAN GLOBAL EX U.S. INDEX FUND

EMPLOYEES RETIREMENT SYSTEM OF TEXAS

VOYA EMERGING MARKETS INDEX PORTFOLIO

VANGUARD FUNDS PUBLIC LIMITED COMPANY

VANGUARD FUNDS PUBLIC LIMITED COMPANY

VANGUARD FUNDS PUBLIC LIMITED COMPANY

COMPASS AGE LLC

DET. ED. QUALIFIED NUCLEAR DECOMMISSIONING TRUST

SANFORD C. BERNSTEIN FUND, INC. - TAX-MANAGED INTERNATIONAL PORTFOLIO

SANFORD C. BERNSTEIN FUND, INC. - INTERNATIONAL PORTFOLIO

GMO IMPLEMENTATION FUND, A SERIES OF GMO TRUST

BRANDES CANADA EMERGING MARKETS EQUITY UNIT TRUST

JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND

PICTET - EMERGING MARKETS SUSTAINABLE EQUITIES

FRANCISCAN ALLIANCE, INC

BRANDES INVESTMENT FUNDS PUBLIC LIMITED COMPANY / BRANDES EMERGING MARKETS EQUITIES FUND

LVIP BLACKROCK EMERGING MARKETS INDEX RPM FUND

WELLS FARGO ADVANTAGE DIVERSIFIED STOCK PORTFOLIO

PSEG NUCLEAR LLC MASTER DECOMMISSIONING TRUST

NZAM EM8 EQUITY PASSIVE FUND

FIRST TRUST EMERGING MARKETS ALPHADEX UCITS ETF

KENTUCKY RETIREMENT SYSTEMS INSURANCE TRUST FUND

SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX ETF

ROTHKO EMERGING MARKETS ALL CAP EQUITY FUND, L.P.

DESJARDINS GLOBAL INFRASTRUCTURE FUND

MASCO CORPORATION RETIREMENT MASTER TRUST

THE HIGHCLERE INTERNATIONAL INVESTORS EMERGING MARKETS SMID FUND

THE HIGHCLERE INTERNATIONAL INVESTORS SMID FUND

DB X-TRACKERS MSCI ALL WORLD EX-US HEDGED EQUITY FUND

GMO DEVELOPED WORLD STOCK FUND, A SERIES OF GMO TRUST

INTERVENTURE EQUITY INVESTMENTS LIMITED

NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD INDEX (ACWI) EX-US FUND-LENDING

NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LENDING

ENSIGN PEAK ADVISORS, INC.

OCEANROCK INTERNATIONAL EQUITY FUND

LOS ANGELES CAPITAL GLOBAL FUNDS PLC

PAULO ROBERTO B. BRANDÃO

(representative of the shareholders, J. P. Morgan S.A. Distribuidora de Títulos e Valores Imobiliários)

BRITISH COAL STAFF SUPERANNUATION SCHEME

CONSTRUCTION & BUILDING UNIONS SUPERANNUATION FUND

J.P. MORGAN TRUSTEE AND DEPOSITARY COMPANY LIMITED AS TRUSTEE OF SCHRODER QEP GLOBAL EMERGING MARKETS FUND

JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND

JP MORGAN CHASE RETIREMENT PLAN

LABOR PENSION FUND SUPERVISORY COMMITTEE - LABOR PENSION FUND

LABOR PENSION FUND SUPERVISORY COMMITTEE - LABOR PENSION FUND

LABOR PENSION FUND SUPERVISORY COMMITTEE - LABOR PENSION FUND

LABOR PENSION FUND SUPERVISORY COMMITTEE - LABOR PENSION FUND

LABOR PENSION FUND SUPERVISORY COMMITTEE - LABOR PENSION FUND

MISSOURI EDUCATION PENSION TRUST

NVIT DEVELOPING MARKETS FUND

NVIT EMERGING MARKETS FUND

PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO

PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO

RETIREMENT PLAN FOR EMPLOYEES OF AETNA INC

SCHRODER QEP EMERGING MARKETS FUND

STATE OF NEW MEXICO STATE INVESTMENT COUNCIL

STATE OF WYOMING

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045792

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045795

THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045796

VANGUARD INVESTMENT SERIES, PLC

VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: February 24, 2015

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.